Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three and Six Months Ended April 30, 2024

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	April 30,	October 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$8,305,927	$5,427,739
Other receivables	69,506	104,320
Short-term investment (Note 3)	–	86,112
Prepaid expenses	210,609	40,403
Related parties (Note 4b)	105,022	136,002
Total current assets	8,691,064	5,794,576

Non-current assets
Property and equipment	624	1,727
Intangible assets	113,848	119,310
Restricted cash	40,182	37,675
Total non-current assets	154,654	158,712

Total assets	$8,845,718	$5,953,288

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$421,156	$617,004
Due to related parties (Note 4a)	47,009	42,433
Derivative warrant liabilities (Note 5)	3,731,799	4,310,379
Total current liabilities	4,199,964	4,969,816

Total liabilities	$4,199,964	$4,969,816

Shareholders’ equity

Share capital and share premium (Note 6)	22,757,547	17,131,223
Warrants (Note 7)	459,341	459,341
Share-based payment reserve (Notes 8,9)	2,494,196	2,182,221
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(21,044,080)	(18,768,063)
Total shareholders’ equity	4,645,754	983,472

Total liabilities and shareholders’ equity	$8,845,718	$5,953,288

Approved and authorized for issuance on behalf of the Board of Directors on June 13, 2024:

/s/ Alan Rootenberg	/s/ Adi Zuloff-Shani
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Three months ended		Six months ended
	April 30,		April 30,
	2024	2023	2024	2023

Operating expenses
General and administrative	$980,549	$1,338,445	$2,137,062	$2,583,873
Research and development, net	322,956	317,572	550,434	905,202
Total operating expenses	1,303,505	1,656,017	2,687,496	3,489,075

Finance income (expenses)

Changes in fair value of derivative warrant liabilities (Note 5)	405,002	(360,557)	560,145	(360,557)
Unrealized gain (loss) on short-term investment (Note 3)	415,270	4,445	415,826	(58,749)
Realized loss on short-term investment (Note 3)	(423,438)	–	(423,438)	–
Foreign exchange gain (loss)	1,255	(60,952)	2,671	(95,356)
Other finance income, net	33,955	5,966	94,531	23,981
Total finance income (expenses)	432,044	(411,098)	649,735	(490,681)

Other income
Dividend received	–	–	–	16,555
Total other income	–	–	–	16,555

Loss before taxes	(871,461)	(2,067,115)	(2,037,761)	(3,963,201)
Tax expenses	(36,756)	(9,267)	(238,256)	(12,650)
Net Loss and Comprehensive loss	$(908,217)	$(2,076,382)	$(2,276,017)	$(3,975,851)
Loss per share, basic and diluted	$(0.28)	$(16.62)	$(0.96)	$(39.62)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	3,253,267	124,911	2,375,825	100,351

(*)

On November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held. All share data prior to the date of the reverse share split has been retrospectively adjusted.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

(Unaudited)

	Share capital and share premium			Share-based	Accumulated other		Total shareholders’
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	equity (deficit)
Balance, October 31, 2023	607,337	$17,131,223	$459,341	$2,182,221	$(21,250)	$(18,768,063)	$983,472
Net loss for the period	–	–	–	–	–	(2,276,017)	(2,276,017)
Issuance of common shares, pre-funded warrants and warrants (Note 6c(iii))	1,500,000	1,459,815	–	–	–	–	1,459,815
Exercise of warrants (Notes 6c(ii, v))	1,194,102	4,154,389	–	–	–	–	4,154,389
Issuance of common shares upon vesting of restricted stock units (Note 6c(vi))	9,000	11,935	–	(11,935)	–	–	–
Share-based compensation (Notes 6c (i, iv), 8, 9)	89	185	–	323,910	–	–	324,095
Balance, April 30, 2024	3,310,528	$22,757,547	$459,341	$2,494,196	$(21,250)	$(21,044,080)	$4,645,754

Balance, October 31, 2022	43,992	$6,706,644	$459,110	$1,896,724	$(21,250)	$(10,147,226)	$(1,105,998)
Net loss for the period	–	–	–	–	–	(3,975,851)	(3,975,851)
Issuance of common shares	38,462	6,026,327	–	337,579	–	–	6,363,906
Common shares and warrants issued to XYLO TECHNOLOGIES LTD. (formerly Medigus Ltd.)	–	296,845	231	–	–	–	297,076
Issuance of common shares, pre-funded warrants and warrants	150,191	1,455,832	–	–	–	–	1,455,832
Issuance of common shares upon vesting of restricted stock units	561	150,071	–	(150,071)	–	–	–
Common shares for services	–	–	–	40,372	–	–	40,372
Share-based compensation	–	–	–	199,567	–	–	199,567
Balance, April 30, 2023	233,206	$14,635,719	$459,341	$2,324,171	$(21,250)	$(14,123,077)	$3,274,904

(*)

On November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Six months ended April 30,
	2024	2023
Operating activities
Net loss	$(2,276,017)	$(3,975,851)

Adjustments for:
Amortization of intangible assets	5,462	4,975
Amortization of right-of-use asset	17,804	26,789
Interest on lease liability	1,629	2,682
Exchange rate differences	(8,980)	(77)
Share issuance costs allocated to derivate warrant liability	115,046	–
Depreciation of property and equipment	1,103	3,813
Changes in fair value of derivative warrant liability	(560,145)	360,557
Share-based compensation	324,095	246,446
Unrealized (gain) loss on short-term investment	(415,826)	58,749
Realized loss on short-term investment	423,438	–
Tax expenses	71,237	12,650

Changes in working capital:
Decrease (increase) in other receivables	72,078	(100,197)
Increase in prepaid expenses	(170,422)	(249,028)
Decrease in accounts payable and accrued liabilities	(260,480)	(405,984)
Increase (decrease) in due to / from related parties	5,205	(158,173)
Net cash used in operating activities	(2,654,773)	(4,172,649)

Investing activities
Proceeds from sale of short-term investment	78,500	–
Net cash generated in investing activities	78,500	–

Financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs (Note 6c (iii))	1,824,773	9,321,796
Proceeds received from exercise of warrants (Notes 6c (ii,v))	3,655,950	–
Repayment of lease liabilities	(19,087)	(30,984)
Net cash provided by financing activities	5,461,636	9,290,812
Effect of foreign exchange rate changes on cash and cash equivalents	(7,175)	(1,233)
Net increase in cash and cash equivalents	2,878,188	5,116,930
Cash and cash equivalents at beginning of period	5,427,739	128,777
Cash and cash equivalents at end of period	$8,305,927	$5,245,707

Supplementary disclosure of cash flow information:
Cash received for interest	$120,612	$26,663
Cash paid for taxes	192,825	–
Non-cash financing and investing activities
Derivative liability converted to equity	$–	$290,569
Right of use assets obtained in exchange for lease liabilities	107,827	–
Early termination of office lease (Note 4c)	(88,562)	–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.

Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, (FSE), under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

On January 16, 2024, the Company completed a registered direct and private placement for aggregate gross proceeds of $2.40 million. See note 6(c)(iii).

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the six months ended April 30, 2024, the Company has not generated any revenues and has negative cash flows from operations of $2,654,773. As of April 30, 2024, the Company has an accumulated deficit of $21,044,080. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On November 28, 2023, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information

a.	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”), and are presented in United States dollars, which is the Company’s functional currency.

b.	Unaudited Interim Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2023 and the notes thereto (the “2023 Annual Report”).

The condensed interim consolidated financial statements have been prepared on the same basis as the 2023 Annual Report. In the opinion of the Company’s management, these condensed interim consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six months ended April 30, 2024 are not necessarily indicative of the results for the year ending October 31, 2024, or for any future period.

As of April 30, 2024, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2023 Annual Report except for the following:

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies

The Company has adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information (continued)

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

3.	Short-term Investment

Pursuant to the Share Exchange Agreement with XYLO TECHNOLOGIES LTD. (formerly Medigus Ltd.) (“XYLO”), on February 14, 2022, the Company received 27,778 ordinary shares of XYLO, the investment cost was $501,938.

During the six months ended April 30, 2024, the Company sold all the shares of XYLO, for total proceeds of $78,500 and recorded a net realized loss of $7,612.

	October 31, 2023	Disposals	Net realized loss	April 30, 2024

XYLO – Shares	$86,112	$78,500	$(7,612)	$–

	October 31, 2022	Additions	Unrealized loss	October 31, 2023

XYLO – Shares	$193,750	$–	$(107,638)	$86,112

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	April 30,	April 30,	April 30,	April 30,
	2024	2023	2024	2023

Officers:
Consulting fees	$78,586	$87,471	$248,274	$220,501
Share based compensation	25,854	30,188	41,555	75,380
	$113,440	$117,659	$289,829	$295,881
Directors:
Directors’ fees	$50,902	$41,834	$125,525	$80,976
Share based compensation	68,669	34,029	85,890	78,124
	$119,571	$75,863	$211,415	$159,100

(ii)	Balances with related parties

	April 30,	October 31,
	2024	2023
Amounts owed to officers	$30,136	$29,666
Amounts owed to directors	16,873	12,767
	$47,009	$42,433

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

4.	Related Party Transactions (continued)

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate SciSparc’s and the Company’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they may enter into a joint venture by the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture as the development of the project remains at a very early stage.

For the three and six months ended April 30, 2024, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $22,306 and $22,808, respectively (three and six months ended April 30, 2023- $30,863 and $88,493 respectively). As of April 30, 2024, $105,022 is owed to the Company by SciSparc (October 31, 2023- $136,002).

c.

On December 25, 2023, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 240 square meters. The Company occupies approximately 120 square meters of the space for its offices. The Company’s base rent was ILS 23,300 per month ($6,500) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

On March 31, 2024, the Company and SciSparc decided to terminate the lease agreement prior to the initial term of the lease. As a result, the Company paid early termination fees of approximately $15,000 and paid approximately $3,600 to a broker. The loss upon early termination related to this transaction was recorded as general and administrative expenses within the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

As of April 30, 2024, the Company and SciSparc were in the process of negotiating the terms of a new lease contract.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrant liabilities

a.	On April 6, 2023, the Company issued 150,191 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“April 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $1.077, and each April 2023 Warrant became exercisable into 9.124 common shares of the Company.

During the period between November 29, 2023 and December 5, 2023, 71,520 April 2023 Warrants were exercised into 652,521 common shares.

During the period between March 8, 2024 and March 22, 2024, 2,219 April 2023 Warrants were exercised into 20,245 common shares.

b.	On September 18, 2023, the Company issued 250,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“September 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the September 2023 Warrants, the exercise price of the September 2023 Warrants was reduced to $1.077, and each September 2023 Warrant became exercisable into 4.988 common shares of the Company.

During the period between November 29, 2023 and December 5, 2023, 82,138 September 2023 Warrants were exercised into 409,667 common shares.

During the period between February 23, 2024 and March 22, 2024, 16,334 September 2023 Warrants were exercised into 81,469 common shares.

c.

On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $1.60 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). Each warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“January 2024 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period.

On February 23, 2024, 30,200 January 2024 Warrants were exercised into 30,200 common shares.

d.	During the three and six months ended April 30, 2024, the Company recorded a gain on the revaluation of the total derivative warrant liabilities of $405,002 and $560,145, respectively, in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrant liabilities (continued)

e.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

April 30, 2024
Share Price	$1.19
Exercise Price	$1.077-$1.60
Expected life	3.93-4.71 years
Risk-free interest rate	4.74-4.80%
Dividend yield	0.00%
Expected volatility	158.07-158.93%

f.	The following table presents the changes in the derivative warrant liability during the period:

Balance as of November 1, 2022	$-
Issuance of April 2023 Warrants	1,771,208
Issuance of September 2023 Warrants	923,225
Exercise of warrants	(574,040)
Changes in fair value of warrants	2,189,986
Balance as of October 31, 2023	$4,310,379
Issuance of January 2024 Warrants	480,004
Exercise of warrants	(498,439)
Changes in fair value of warrants	(560,145)
Balance as of April 30, 2024	$3,731,799

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of April 30, 2024, the number of common shares issued and outstanding was 3,310,528 (October 31, 2023 – 607,337).

b.	On November 28, 2023, the Company effected a 1-for-30 share consolidation. All share amounts and instruments convertible into common shares prior to the date of the reverse share split have been retroactively restated for all periods presented.

c.	Share transactions during the six months ended April 30, 2024:

(i)	On November 6, 2023, 45 common shares with a fair value of $117 were issued to providers of investor services in payment of services.

(ii)	Between November 29, 2023 and December 5, 2023, April 2023 Warrants and September 2023 Warrants were exercised into 1,062,188 shares, resulting in gross proceeds of $3,498,032.

(iii)

On January 16, 2024, the Company completed a registered direct offering and concurrent private placement of (i) 1,468,000 Common Shares, (ii) 32,000 pre-funded warrants to purchase 32,000 Common Shares and (iii) 1,500,000 unregistered common warrants to purchase 1,500,000 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.60 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances (“the January 2024 Offering”). The gross proceeds from the January 2024 Offering were approximately $2.4 million before deducting estimated offering expenses. Net proceeds from the offering were $1,824,773. On January 17, 2024, the pre-funded warrants were exercised.

(iv)	On February 19, 2024, 44 common shares with a fair value of $68 were issued to providers of investor services in payment of services.

(v)	During the period between February 23, 2024 and March 2, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 131,914 shares, for gross proceeds of $157,918.

(vi)	On April 3, 2024, 9,000 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $11,935 at the time of issuance.

d.	Share transactions during the six months ended April 30, 2023:

(i)

On November 14, 2022, the Company completed an underwritten public offering of 38,462 common shares at a price to the public of $195.00 per share, for aggregate gross proceeds of $7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds from the offering were $6,363,906.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 5,769 additional common shares, equal to 15% of the number of common shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been $195.00 per share. The Over-Allotment was not exercised.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Share Capital (continued)

Aegis received 1,923 underwriter warrants, (the “Underwriter Warrants”) each such Underwriter Warrant entitling the agents to receive one common share upon payment of $243.75 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value of the Underwriter Warrants of $337,579 were accounted for as an issuance cost within the share-based payment reserve. The fair value of the Underwriter Warrants was estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

Risk-free interest rate	1.43%
Expected life (in years)	5
Expected volatility	150%

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq (in addition to the CSE) under the symbol “CMND” on November 15, 2022.

Following the public offering and pursuant to the XYLO SPA, XYLO was entitled to receive 1,494 common shares and 75 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and XYLO on June 29, 2022. The anti-dilution feature was recorded as a derivative liability as of October 31, 2022.

(ii)	On January 16, 2023, 161 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $39,975 at the time of issuance.

On February 22, 2023, 400 common shares were issued in respect of fully vested RSU’s that had been fully vested. The RSU’s had a fair value of $110,096 at the time of issuance.

(iii)	On April 6, 2023, the Company completed an underwritten public offering of 103,249 common shares at a price to the public of $23.40 per share and pre-funded warrants to purchase 46,942 common shares at a price to the public of $23.37 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of $3.5 million (the “April 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $0.03 into one common share, and all the Pre-Funded Warrants were exercised by April 30, 2023. In addition, each April 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of $23.40 per common share (“April 2023 Public Offering Warrant”). The April 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. On September 24, 2023, as a result of the September 2023 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of these warrants was reduced to $5.124, and each April 2023 Warrant is convertible into 4.6 common shares of the Company.

Net proceeds from the offering were $2,936,079.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

7.	Warrants

The following table summarizes the changes in the Company’s warrants:

	Number of warrants	Weighted average exercise price

Balance, October 31, 2022	19,763	576.66

Issuance of underwriter warrants	1,923	243.75
Issuance of April 2023 warrants (*)	150,191	5.124
Issuance of September 2023 warrants (**)	250,000	9.00
Issuance of XYLO warrants	75	1,297.67
Expiration of warrants	(11,430)	922.98
Exercise of warrants	(26,153)	5.124

Balance, October 31, 2023	384,369	$7.90
Number of shares to be issued from the exercise of warrants	826,781

Balance, October 31, 2023	384,369	$7.90
Issuance of January 2024 warrants (Note 5c)	1,500,000	1.60
Exercise of warrants	(202,411)	3.04
Expiration of warrants	(8,333)	98.43
Balance, April 30, 2024	1,673,625	$1.53

Number of shares to be issued from the exercise of warrants	2,925,075

(*)	These warrants convert into 697,520 shares.

(**)	These warrants convert into 755,757 shares.

As of April 30, 2024, the following warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants	Exercise price		Exercise price (USD)	Expiry date

1,923	1,923	C$	335.06	$243.75	November 17, 2027
50,299	697,520		$1.077	$1.077	April 5, 2028
75	75	C$	1,800	$1,309.47	November 23, 2024
151,528	755,757		$1.077	$1.077	September 17, 2028
1,469,800	1,469,800		$1.60	$1.60	January 15, 2025
1,673,625	2,925,075

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options

(a)	On November 14, 2023, the shareholders of the Company approved the Omnibus Equity Incentive Plan, or the Omnibus Plan. Pursuant to the Omnibus Plan, the Company is authorized to grant options or restricted share units (“RSUs) to officers, directors, employees and consultants enabling them to acquire, together with” Options”, “Awards” or “Stock Options” as defined, up to 20% of our issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

The maximum number of common shares reserved for issuance in any 12-month period to a related party consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant (and may not exceed 15% in total, to all related parties). The maximum number of common shares reserved for issuance in any 12-month period to any investor relations service provider may not exceed 2% of the issued and outstanding common shares at the date of the grant.

(b)	The following table summarizes the changes in the Company’s stock options for the periods ended April 30, 2024 and October 31, 2023:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

Outstanding, October 31, 2022	5,254	C$	613.5	$450.64

Granted	334		442.22	318.81

Outstanding, October 31, 2023	5,588	C$	603.12	$434.81

Expired	(67)		720.00	533.14

Outstanding, April 30, 2024	5,521	C$	601.70	$437.73

Exercisable, April 30, 2024	4,803	C$	604.01	$439.41

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options (continued)

(c)	Additional information regarding stock options outstanding as of April 30, 2024, is as follows:

Outstanding					Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)		Weighted average exercise price (USD$)	Number of stock options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

533	2.07	C$	166.50	$121.13	489	C$	166.50	$121.13
978	7.76		504.00	366.65	795		504.00	366.65
1,166	2.07		675.00	491.05	1,110		675.00	491.05
200	5.00		702.00	510.69	174		702.00	510.69
133	2.39		747.00	543.43	133		747.00	543.43
422	7.61		612.00	445.22	422		612.00	445.22
1,044	7.76		720.00	523.79	783		720.00	523.79
667	2.17		756.00	549.98	611		756.00	549.98
111	7.61		900.00	654.74	93		900.00	654.74
61	9.07		315.00	229.16	46		315.00	229.16
156	9.16		504.00	366.65	130		504.00	366.65
50	9.19		32.17	23.40	17		32.17	23.40
5,521	5.16	C$	601.70	$437.73	4,803	C$	604.01	$439.41

The fair value for stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	six months ended April 30, 2024	six months ended April 30, 2023

Risk-free interest rate	3.89%	3.89%
Expected life (in years)	5.11	5.13
Expected volatility	150.79%-161.87%	113%-118%

d.	The portion of the total fair value of stock options expensed during the three and six months ended April 30, 2024, were $23,292 and $56,870, respectively (2023 - $22,804 and $121,935, respectively) which was recorded as share-based compensation expense.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

9.	Restricted Share Units

The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)

Balance, October 31, 2022	–	$–	$–

Granted	2,200	55.97	41.46
Vested	(2,200)	55.97	41.46

Balance, October 31, 2023	–	$–	$–

Granted (i)	437,765	1.78	1.29
Vested	(200,784)	1.80	1.33

Balance, April 30, 2024	236,981	$1.76	$1.28

(i)	During the six months ended April 30, 2024, the Company issued 437,765 RSU’s to consultants, directors and officers. 200,784 RSU’s vested with a fair value of $267,346 (2023-$77,632).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management

a.	Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of April 30, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance April 30, 2024
Derivative warrants liability	$–	$–	$3,731,799	$3,731,799

Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of October 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2023
Short-term investment	$86,112	$–	$–	$86,112
Derivative warrants liability	–	–	4,310,379	4,310,379

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as of April 30, 2024. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of April 30, 2024.

Cash and cash equivalents	$238,379
Other receivables	49,369
Accounts payable and accrued liabilities	(129,877)
Due to related parties	(37,009)
Total foreign currency financial assets and liabilities	$120,862

Impact of a 10% strengthening or weakening of foreign exchange rate	$12,086

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of April 30, 2024 and October 31, 2023:

April 30, 2024	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$421,156	$421,156	$–
Due to related parties	47,009	47,009	–
	$468,165	$468,165	$–

October 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$617,004	$617,004	$–
Due to related parties	42,433	42,433	–
	$659,437	$659,437	$–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, RSU reserve, warrants reserve, and options reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the six months ended April 30, 2024.

12.	Segmented Information

As of April 30, 2024, the Company has one operating segment, being the research and development of novel psychedelic medicine, which takes place primarily in Israel.

13.	Commitments

a.	On January 15, 2024, the Company signed a long-term licensing agreement with the research & development company of Bar-Ilan University (“BIRAD”), a leading Israeli research center. The licensing agreement refers to the Company’s dedicated treatment for cocaine addiction which previously indicated a significant decrease in cocaine craving. Under this agreement, the Company received a worldwide exclusive license and will pay BIRAD certain milestone payments upon commerciality of the product and royalties of 2.5% for a period of 15 years following the first commercial sale.

b.	On March 19, 2024, the Company signed an exclusive patent licensing agreement with Yissum research development company of the Hebrew University of Jerusalem. This agreement provides Clearmind with exclusive global rights to further develop, manufacture, and commercialize innovative compounds invented by Professors Rami Yaka, Ahmed Masaewa and Avi Priel from the Hebrew University. The Company will pay Yissum, royalties of 3% on sales. In addition, the Company will pay an annual license fee of $25,000 for seven years, after which the license fee will increase to $35,000 for three years, and $50,000 for every year thereafter. Finally, the Company will pay Yissum $400,000 upon the first patient enrolled in a Phase III Clinical Trial and $600,000 upon first commercial sale in the US or EU.

c.	On Marh 30, 2024, the Company signed an exclusive licensing agreement with Yissum. Under the terms of the agreement, Clearmind receives exclusive worldwide rights to develop, research, manufacture, market, and commercialize products derived from a patent-pending synthesis of psychedelic compounds, enriching the company’s innovative portfolio in addiction and mental health treatments. The Company will pay Yissum royalties of 3% on sales. In addition, the Company will pay an annual license fee of $25,000 for seven years, after which the license fee will increase to $35,000 for three years, and $50,000 for every year thereafter. Finally, the Company will pay Yissum $400,000 upon the first patient enrolled in a Phase III Clinical Trial and $600,000 upon first commercial sale in the US or EU.

d.	Respect to the Company's lease commitment, refer to Note 4c.